EXHIBIT 12.0

AFLAC INCORPORATED AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges

(In thousands)	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2001	2000	2001	2000
	-----------	----------	----------	---------
Fixed charges:
Interest expense	$ 4,900	$ 4,580	$ 14,622	$ 14,218
Rental expense deemed interest	102	153	323	428
	----------	----------	----------	----------
Total fixed charges	$ 5,002	$ 4,733	$ 14,945	$ 14,646
	======	======	======	======

Earnings before income tax	$294,252	$252,384	$817,330	$755,059
Add back:
Fixed charges	5,002	4,733	14,945	14,646
	----------	----------	----------	----------
Total earnings before income
tax and fixed charges	299,254	257,117	832,275	769,705

Adjustments:
Realized (gains)/losses	27,314	6,488	32,269	100,296
Release of retirement liability	-	-	-	(101,225)
Change in fair value of the
interest component of
cross-currency swaps	(37,728)	-	(19,209)	-
	----------	----------	----------	----------
Total earnings before income
tax and fixed charges, as adjusted	$288,840	$263,605	$845,335	$768,776
	======	======	======	======

Earnings before income taxes
and fixed charges	59.8x	54.3x	55.7x	52.6x

Earnings before income taxes
and fixed charges, as adjusted	57.7x	55.7x	56.6x	52.5x

EXH 12.0 - 1